CUSIP No. 876851106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

Taylor Capital Group, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

876851106

(CUSIP Number)

Jennifer W. Steans Financial Investments Corporation 50 East Washington Street, Suite 400 Chicago, Illinois 60602 (312) 494-4513

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS Harrison I. Steans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,814,355
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,814,355
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,814,355
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS Jennifer W. Steans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 244,816
	8	SHARED VOTING POWER 1,275,171
	9	SOLE DISPOSITIVE POWER 244,816
	10	SHARED DISPOSITIVE POWER 1,275,171
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,519,987
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS Charles E. Brinley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,268
	8	SHARED VOTING POWER 363,168
	9	SOLE DISPOSITIVE POWER 15,268
	10	SHARED DISPOSITIVE POWER 363,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,436
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS Margot M. Brinley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 159,943
	8	SHARED VOTING POWER 218,493
	9	SOLE DISPOSITIVE POWER 159,943
	10	SHARED DISPOSITIVE POWER 218,493
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 378,436
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS Justin W. Daab
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,321
	8	SHARED VOTING POWER 304,811
	9	SOLE DISPOSITIVE POWER 5,321
	10	SHARED DISPOSITIVE POWER 304,811
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,132
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS Leonard A. Gail
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 119,943
	8	SHARED VOTING POWER 1,333,912
	9	SOLE DISPOSITIVE POWER 119,943
	10	SHARED DISPOSITIVE POWER 1,333,912
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,855
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS Amy M. Heinrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,268
	8	SHARED VOTING POWER 203,225
	9	SOLE DISPOSITIVE POWER 83,268
	10	SHARED DISPOSITIVE POWER 203,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,493
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS Benjamin J. Hunter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS Maxine M. Hunter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 974,132
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 974,132
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 974,132
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS Peter M. Hunter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS Thomas B. Hunter III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 934,132
	8	SHARED VOTING POWER 40,000
	9	SOLE DISPOSITIVE POWER 934,132
	10	SHARED DISPOSITIVE POWER 40,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 974,132
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS Thomas B. Hunter IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,589
	8	SHARED VOTING POWER 160,000
	9	SOLE DISPOSITIVE POWER 105,589
	10	SHARED DISPOSITIVE POWER 160,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 265,589
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS Thomas R. Hunter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,250
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,250
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS Tscharner D. Hunter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,250
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,250
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS Willard M. Hunter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 70,161
	8	SHARED VOTING POWER 165,000
	9	SOLE DISPOSITIVE POWER 70,161
	10	SHARED DISPOSITIVE POWER 165,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,161
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS James P. Kastenholz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,984
	8	SHARED VOTING POWER 1,480,003
	9	SOLE DISPOSITIVE POWER 39,984
	10	SHARED DISPOSITIVE POWER 1,480,003
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,519,987
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS Adeline M. Morrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,350
	8	SHARED VOTING POWER 195,043
	9	SOLE DISPOSITIVE POWER 56,350
	10	SHARED DISPOSITIVE POWER 195,043
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,393
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS Harold M. Morrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 161,293
	8	SHARED VOTING POWER 90,100
	9	SOLE DISPOSITIVE POWER 161,293
	10	SHARED DISPOSITIVE POWER 90,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,393
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS Helen H. Morrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 245,196
	8	SHARED VOTING POWER 203,225
	9	SOLE DISPOSITIVE POWER 245,196
	10	SHARED DISPOSITIVE POWER 203,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 448,421
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS Lois L. Morrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 101,586
	8	SHARED VOTING POWER 208,546
	9	SOLE DISPOSITIVE POWER 101,586
	10	SHARED DISPOSITIVE POWER 208,546
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,132
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS Leo A. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,413,855
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,413,855
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,413,855
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS Heather A. Steans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 199,911
	8	SHARED VOTING POWER 1,213,944
	9	SOLE DISPOSITIVE POWER 199,911
	10	SHARED DISPOSITIVE POWER 1,213,944
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,413,855
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 876851106

1	NAMES OF REPORTING PERSONS Robin M. Steans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 119,968
	8	SHARED VOTING POWER 1,333,887
	9	SOLE DISPOSITIVE POWER 119,968
	10	SHARED DISPOSITIVE POWER 1,333,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,453,855
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 5 to Schedule 13D is being filed to amend the Schedule 13D originally filed by Harrison I. Steans and Jennifer W. Steans on October 2, 2008, as amended by Amendment No. 1 thereto filed on December 10, 2009, Amendment No. 2 thereto filed on June 4, 2010, Amendment No. 3 thereto filed on August 9, 2010 and Amendment No. 4 thereto filed by Harrison I. Steans, Jennifer W. Steans and those additional reporting persons identified therein (collectively, the “Original Reporting Persons”) on February 14, 2011 (as so amended, the “Schedule 13D”), related to the common stock, par value $.01 per share (the “Common Stock”), of Taylor Capital Group, Inc., a Delaware corporation (the “Issuer” or the “Company”), the principal executive offices of which are located at 9550 West Higgins Road Rosemont, Illinois 60018. As described herein, the primary purposes of this Amendment No. 5 are to: (i) supplement the Schedule 13D with information regarding the purchase of shares of the Issuer’s Series F Preferred Stock (as defined in Item 3) by the Participating Reporting Persons (as defined in Item 4) and subsequent conversion of such shares into shares of Common Stock; and (ii) include the individuals discussed in Item 2 as additional reporting persons, each of whom is an adult relative of the Original Reporting Persons, conducts business and personal affairs within a common family office and is being included as an additional reporting person in light of his or her role within such common family office and recent investment decisions relating to the Issuer, in particular the Participating Reporting Persons’ purchase of shares of Series F Preferred Stock (the “Additional Reporting Persons,” and together with the Original Reporting Persons, the “Reporting Persons”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

(a)–(c) Set forth in the following table is certain information with respect to the Additional Reporting Persons:

Name	Address	Principal Occupation / Name and Address of Organization Where Business Is Conducted

Thomas R. Hunter	50 E. Washington St., Suite 400 Chicago, Illinois 60602	Sales Specialist-District of Columbia Flying Dog Brewery 4607 Wedgewood Boulevard Fredrick, Maryland 21703

Tscharner D. Hunter	50 E. Washington St., Suite 400 Chicago, Illinois 60602	Assistant to Executive Director/Board of Directors Liaison Museum of Arts and Design 2 Columbus Circle New York, New York 10019

(d)–(e) During the last five years, neither of the Additional Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or funding any violation with respect to such laws.

(f) Each of the Additional Reporting Persons is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

As discussed in greater detail in Item 4, which such information is incorporated by reference into this Item 3, on March 28, 2011, the Participating Reporting Persons participated in a private placement of the Issuer’s 8% Non-Cumulative, Non-Voting, Contingent Convertible Preferred Stock, Series F (the “Series F Preferred Stock”) pursuant to which they acquired a certain number of shares of Series F Preferred Stock. Shares of Series F Preferred Stock beneficially owned by the Participating Reporting Persons had a liquidation preference of $25.00 per share and were, by their terms, automatically convertible into shares of Common Stock, at a conversion price of $10.00 per share, immediately upon the approval of the Issuer’s stockholders. On March 29, 2011, the Issuer’s stockholders approved the conversion of the Series F Preferred Stock, and, accordingly, each share of Series F Preferred Stock held by the Participating Reporting Persons automatically converted into 2.5 shares of Common Stock on that date. The additional shares of Common Stock reported as beneficially owned by each Reporting Person in Item 5 since the filing of Amendment No. 4 to the Schedule 13D were obtained solely pursuant to such purchase and conversion of shares of Series F Preferred Stock.

Information regarding the amount of funds used by each Participating Reporting Person to acquire the shares of Series F Preferred Stock is provided in the table set forth in Item 4, which table and accompanying notes are incorporated by reference into this Item 3. The sources of funds the Participating Reporting Persons used to acquire the shares of Series F Preferred Stock were personal funds and borrowings from lines of credit issued by Bank of America, NA, Sun Trust Bank and The Northern Trust Company, each with customary terms and conditions.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

On March 28, 2011, the Issuer announced the closing of a previously announced transaction pursuant to which it agreed to issue $25.0 million of its Series F Preferred Stock in a private placement to certain investors, including certain of the Reporting Persons previously identified in the Schedule 13D as having entered into subscription agreements with the Issuer with respect to the Series F Preferred Stock and certain other Reporting Persons (all such Reporting Persons participating in the private placement, the “Participating Reporting Persons”). Shares of Series F Preferred Stock had a liquidation preference of $25.00 per share and were to pay non-cumulative dividends quarterly in arrears at an annual rate of 8% of the liquidation preference beginning in July 2011. Pursuant to their terms, shares of Series F Preferred Stock beneficially held by the Participating Reporting Persons were automatically convertible into shares of Common Stock at a conversion price of $10.00 per share, subject to customary anti-dilution adjustment for stock splits, stock dividends and other similar events, upon the approval of the Issuer’s stockholders of the conversion terms pursuant to Nasdaq Marketplace Rule 5635. On March 29, 2011, the Issuer’s stockholders approved the conversion of the Series F Preferred Stock, and, accordingly, each share of Series F Preferred Stock held by the Participating Reporting Persons automatically converted into 2.5 shares of Common Stock on that date.

The details of each Participating Reporting Person’s investment in Series F Preferred Stock, along with the number of shares of Common Stock into which such Series F Preferred Stock converted on March 29, 2011, are as follows:

Participating Reporting Person	Shares of Series F Preferred Stock Purchased	Shares of Common Stock Received Upon Conversion	Amount of Investment
Harrison I. Steans	160,000	400,000	$4,000,000
Jennifer W. Steans (1)(2)	33,240	83,100	$831,000
Margot M. Brinley	8,000	20,000	$200,000
Leonard A. Gail	16,000	40,000	$400,000
Amy Heinrich	8,000	20,000	$200,000
Benjamin J. Hunter	800	2,000	$20,000
Peter M. Hunter	800	2,000	$20,000
Thomas B. Hunter, III	160,000	400,000	$4,000,000
Thomas B. Hunter, IV	10,000	25,000	$250,000
Thomas R. Hunter	500	1,250	$12,500
Tscharner D. Hunter	500	1,250	$12,500
Willard M. Hunter (1)	10,800	27,000	$270,000
Adeline S. Morrsion	20,000	50,000	$500,000
Harold M. Morrison	30,000	75,000	$750,000
Helen H. Morrison	18,000	45,000	$450,000
Lois L. Morrison	10,000	25,000	$250,000
Heather A. Steans (2)	16,000	40,000	$400,000
Robin M. Steans (2)	16,000	40,000	$400,000
Trusts and other entities related to Heather, Jennifer and Robin Steans, collectively (3)	110,000	275,000	$2,750,000

Total	628,640	1,571,600	$15,716,000

(1)	Includes shares purchased as custodian for a child of the Reporting Person, as detailed in the notes to the beneficial ownership table provided in Item 5.
(2)	Information presented for Heather, Jennifer, and Robin Steans does not include investments made by trusts and other entities related to these individuals, as provided for separately herein.
(3)	These entities include: (i) the 1996 Steans Family Trust, of which Heather, Jennifer and Robin Steans are co-trustees, which purchased 72,000 shares of Series F Preferred Stock for an aggregate $1.8 million; and (ii) Trilogy Investment Group, LLC, of which Heather, Jennifer and Robin Steans are the three managing members, which purchased 38,000 shares of Series F Preferred Stock for an aggregate $950,000.

Each of the Additional Reporting Persons is an adult relative of the Original Reporting persons and also conducts business and personal affairs within a common family office. Like the Original Reporting Persons, all Issuer securities beneficially owned by the Additional Reporting Persons are held for investment purposes, and each Additional Reporting Person expects to continuously review such person’s investment in the Issuer and, depending on various factors, including, but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as such Additional Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals or contractual restrictions, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Additionally, as disclosed with respect to the Original Reporting Persons in the Schedule 13D, each Additional Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements, dispose of some or all of its, his or her Common Stock or such other securities he or she owns or may subsequently acquire depending on various factors, including, but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives. Each of the Reporting Persons may make gifts of shares to charities or others from time to time, and may, from time to time, enter into stock trading plans intended to satisfy the requirements of Rule 10b5-1, as promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934.

Also as previously disclosed with respect to the Original Reporting Persons, each of the Additional Reporting Persons may from time to time discuss with the Issuer’s management, directors and other shareholders (including the other Reporting Persons) the Issuer’s performance, business, strategic direction, prospects and management, as well as various ways of maximizing stockholder value, and may participate in and influence the affairs of the Issuer through the exercise of their respective voting rights as stockholders.

Finally, except as indicated herein, no Additional Reporting Person, as a stockholder of the Issuer, has any plan or proposal that relate to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. As previously disclosed with respect to the Original Reporting Persons, however, each Additional Reporting Person may, at any time and from time to time, review or reconsider its, his or her position and/or change its, his or her purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

(a) - (b) The following table sets forth for each of the Reporting Persons (i) the number of shares of Common Stock beneficially owned by such Reporting Person as of the close of business on April 1, 2011, and (ii) the percentage of the outstanding Common Stock that such number represents. Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power as well as any shares that such person has the right to acquire within 60 days of the applicable date, including through the exercise of warrants or other rights or the conversion of another security. As indicated in the footnotes notes below, several of the Reporting Persons share voting or investment power over certain shares. The full amount of shares over which each Reporting Person has shared investment or voting power is reported for each Reporting Person sharing such power. Therefore, certain shares are reflected as being beneficially owned by multiple Reporting Persons. The applicable percentage ownership for each person listed below is based upon the sum of (i) 17,904,809 shares of Common Stock outstanding as of March 15, 2011, as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 22, 2011; (ii) 2,280,000 shares of Common Stock issued on March 29, 2011, upon the conversion of shares of Series F Preferred Stock; and (iii) the shares of Common Stock subject to FIC Warrants, the warrants issued on September 29, 2008, the warrants issued on May 28, 2010 and the Series C Preferred Stock beneficially owned by the appropriate Reporting Person.

	Common Shares Beneficially Owned
Reporting Person	Common Shares		Warrants issued on September 29, 2008 (1)		FIC Warrants		Series C Preferred Stock Conversion Shares		Warrants issued on May 28, 2010 (2)		Total	Percent
Harrison I. Steans	1,436,588		—		—		310,667		67,100		1,814,355	8.8%
Jennifer W. Steans	712,648	(4)	—		500,000	(3)	282,489	(5)	24,850	(6)	1,519,987	7.2%
Charles E. Brinley	302,000	(7)	—		—		71,761	(8)	4,675	(9)	378,436	1.9%
Margot M. Brinley	302,000	(7)	—		—		71,761	(8)	4,675	(9)	378,436	1.9%
Justin W. Daab	247,000	(10)	—		—		61,582	(11)	1,550	(12)	310,132	1.5%
Leonard A. Gail	657,160	(13)	—		500,000	(27)	274,345	(14)	22,350	(15)	1,453,855	6.9%
Amy M. Heinrich	230,000	(16)	—		—		56,493	(17)	—		286,493	1.4%
Benjamin J. Hunter	5,000		—		—		—		—		5,000	*
Maxine M. Hunter	784,000	(18)	15,000	(19)	—		128,257	(20)	46,875	(21)	974,132	4.8%
Peter M. Hunter	5,000		—		—		—		—		5,000	*

	Common Shares Beneficially Owned
Reporting Person	Common Shares		Warrants issued on September 29, 2008 (1)		FIC Warrants		Series C Preferred Stock Conversion Shares		Warrants issued on May 28, 2010 (2)		Total	Percent

Thomas B. Hunter III	784,000	(18)	15,000	(19)	—		128,257	(20)	46,875	(21)	974,132	4.8%

Thomas B. Hunter IV	205,000	(22)	15,000	(23)	—		19,339		26,250	(24)	265,589	1.3%

Thomas R. Hunter	1,250		—		—		—		—		1,250	*

Tscharner D. Hunter	1,250		—		—		—		—		1,250	*

Willard M. Hunter	186,000	(25)	15,000	(23)	—		9,161		25,000	(26)	235,161	1.2%

James P. Kastenholz	712,648	(4)	—		500,000	(27)	282,489	(5)	24,850	(6)	1,519,887	7.2%

Adeline S. Morrison	185,000	(28)	15,000	(29)	—		15,268	(30)	36,125	(31)	251,393	1.2%

Harold M. Morrison	185,000	(28)	15,000	(29)	—		15,268	(30)	36,125	(31)	251,393	1.2%

Helen H. Morrison	362,000	(32)	—		—		79,396	(33)	7,025		448,421	2.2%

Lois L. Morrison	247,000	(10)	—		—		61,582	(11)	1,550	(12)	310,132	1.5%

Leo A. Smith	617,160	(34)	—		500,000	(27)	274,345	(35)	22,350	(36)	1,413,855	6.7%

Heather A. Steans	617,160	(34)	—		500,000	(3)	274,345	(35)	22,350	(36)	1,413,855	6.7%

Robin M. Steans	657,160	(13)	—		500,000	(3)	274,345	(14)	22,350	(15)	1,453,855	6.9%

*	Indicates that the Reporting Person owns less than one percent of the Issuer’s Common Stock.
(1)	Comprised of shares of Common Stock issuable upon exercise of warrants issued on September 29, 2008, at an exercise price of $10.00 per share. The warrants were issued in conjunction with a private placement of 8% subordinated notes of the Issuer on September 29, 2008. The warrants became exercisable on March 28, 2009, and will expire on September 29, 2013.
(2)	Comprised of shares of Common Stock issuable upon exercise of warrants issued on May 28, 2010, at an exercise price of $12.28 per share. The warrants were issued in conjunction with a private placement of 8% subordinated notes of the Issuer on May 28, 2010. The warrants became exercisable on November 24, 2010, and will expire on May 28, 2015.
(3)	Comprised of 500,000 shares of Common Stock issuable upon exercise of the FIC Warrant at an exercise price of $20.00 per share over which such person may be deemed to share investment and/or voting power. The FIC Warrant was issued pursuant to the management services agreement described in Item 4 in the Schedule 13D in exchange for services provided pursuant thereto. Jennifer W. Steans, Heather A. Steans and Robin M. Steans have shared investment and voting power with respect to these shares.

(4)	Comprised of shares held as follows: (i) 6,000 shares of Common Stock beneficially owned by James P. Kastenholz (the spouse of Jennifer W. Steans) as a trustee of the Jennifer Steans 1999 Descendants Trust; (ii) 30,000 shares of Common Stock beneficially owned by Mr. Kastenholz individually; (iii) 101,160 shares of Common Stock held by PCB Limited Partnership of which Ms. Steans is one of three general partners; (iv) 10,600 shares of Common Stock beneficially owned by Ms. Steans, as custodian for Nicholas J. Kastenholz (the son of Mr. Kastenholz and Ms. Steans); (v) 214,888 shares of Common Stock beneficially owned by Ms. Steans individually; (vi) 170,000 shares of Common Stock beneficially owned by Trilogy Investment Group, LLC of which Ms. Steans is one of three managing members and shares investment and voting power with respect to these shares; and (vii) 180,000 shares of Common Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), (iv), (vi) and (vii) hereof, and Mr. Kastenholz disclaims beneficial ownership of the shares described in clauses (i), (iii), (iv), (v), (vi) and (vii) hereof.
(5)	Comprised of shares held as follows: (i) 21,905 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by James P. Kastenholz (the spouse of Jennifer W. Steans) as a trustee of the Jennifer Steans 1999 Descendants Trust; (ii) 22,903 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Steans individually; (iii) 7,634 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Mr. Kastenholz individually; (iv) 8,143 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Steans, as custodian for Nicholas J. Kastenholz (the son of Mr. Kastenholz and Ms. Steans); (v) 181,188 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by PCB Limited Partnership; and (vi) 40,716 shares of Common Stock issuable pursuant to Series C Preferred Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (iii), (iv), (v) and (vi) hereof, and Mr. Steans disclaims beneficial ownership of the shares described in clauses (i), (ii), (iv), (v) and (vi) hereof.
(6)	Comprised of shares held as follows: (i) 475 shares of Common Stock issuable pursuant to warrants beneficially owned by James P. Kastenholz (the spouse of Jennifer W. Steans) as a trustee of the Jennifer Steans 1999 Descendants Trust; (ii) 7,025 shares of Common Stock issuable pursuant to warrants owned by Ms. Steans individually; (iii) 2,350 shares of Common Stock issuable pursuant to warrants beneficially owned by Mr. Kastenholz individually; (iv) 2,500 shares of Common Stock issuable pursuant to warrants beneficially owned by Ms. Steans, as custodian for Nicholas J. Kastenholz (the son of Mr. Kastenholz and Ms. Steans); and (v) 12,500 shares of Common Stock issuable pursuant to warrants held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (iii), (iv) and (v) hereof, and Mr. Steans disclaims beneficial ownership of the shares described in clauses (i), (ii), (iv) and (v) hereof.
(7)	Comprised of shares held as follows: (i) 140,000 shares of Common Stock beneficially owned by Margot M. Brinley (the spouse of Charles E. Brinley) individually; and (ii) 162,000 shares of Common Stock held by Foursquare Investments, LLC of which Ms. Brinley is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Brinley disclaims beneficial ownership of the shares described in clause (ii) hereof, and Mr. Brinley disclaims beneficial ownership of the shares described in clauses (i) and (ii) hereof.
(8)	Comprised of shares held as follows: (i) 15,268 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Charles E. Brinley (the spouse of Margot M. Brinley) individually; (ii) 41,225 shares of Common Stock issuable pursuant to Series C Preferred Stock held by Foursquare Investments, LLC of which Ms. Brinley is one of four managing members and shares investment and voting power with respect to these shares; and (iii) 15,268 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Brinley. In accordance with Rule 13d-4, Mr. Brinley disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof, and Ms. Brinley disclaims beneficial ownership of the shares described in clauses (i) and (ii) hereof.
(9)	Comprised solely of 4,675 shares of Common Stock issuable pursuant to warrants beneficially owned by Margot M. Brinley (the spouse of Charles E. Brinley). In accordance with Rule 13d-4, Mr. Brinley disclaims beneficial ownership of all such shares described herein.
(10)	Comprised of shares held as follows: (i) 85,000 shares of Common Stock beneficially owned by Lois L. Morrison (the spouse of Justin W. Daabs) individually; and (ii) 162,000 shares of Common Stock held by Foursquare Investments, LLC of which Ms. Morrison is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Mr. Daabs disclaims beneficial ownership of the shares described in clauses (i) and (ii) hereof, and Ms. Morrison disclaims beneficial ownership of the shares described in clause (ii) hereof.
(11)	Comprised of shares held as follows: (i) 4,071 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Justin W. Daab individually (the spouse of Lois M. Morrison); (ii) 16,286 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Morrison; and (iii) 41,255 shares of Common Stock issuable pursuant to Series C Preferred Stock held by Foursquare Investments, LLC of which Ms. Morrison is one of four managing members and shares investment and voting power with respect to these share . In accordance with Rule 13d-4, Mr. Daab disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof, and Ms. Morrison disclaims ownership of the shares described in clauses (i) and (iii) hereof.

(12)	Comprised of shares held as follows: (i) 1,250 shares of Common Stock issuable pursuant to warrants beneficially owned by Justin W. Daab (the spouse of Lois L. Morrison) individually; and (ii) 300 shares of Common Stock issuable pursuant to warrants beneficially owned by Ms. Morrison individually. In accordance with Rule 13d-4, Mr. Daab disclaims beneficial ownership of the shares described in clause (ii) hereof, and Ms. Morrison disclaims ownership of the shares described in clause (i) hereof.
(13)	Comprised of shares held as follows: (i) 6,000 shares of Common Stock beneficially owned by Leonard A. Gail (the spouse of Robin M. Steans) as a trustee of the Robin Steans 1999 Descendants Trust; (ii) 101,160 shares of Common Stock held by PCB Limited Partnership of which Ms. Steans is one of three general partners; (iii) 100,000 shares of Common Stock beneficially owned by Ms. Steans individually; (iv) 170,000 shares of Common Stock beneficially owned by Trilogy Investment Group, LLC of which Ms. Steans is one of three managing members and shares investment and voting power with respect to these shares; (v) 100,000 shares of Common Stock beneficially owned by Mr. Gail individually; and (vi) 180,000 shares of Common Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Mr. Gail disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), (iv) and (vi) hereof, and Ms. Steans disclaims ownership of the shares described in clauses (i), (ii), (iv), (v) and (vi) hereof.
(14)	Comprised of shares held as follows: (i) 21,905 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Leonard A. Gail (the spouse of Robin M. Steans) as a trustee of the Robin Steans 1999 Descendants Trust; (ii) 15,268 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Steans individually; (iii) 181,188 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by PCB Limited Partnership; (iv) 40,716 shares of Common Stock issuable pursuant to Series C Preferred Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees; and (v) 15,268 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Mr. Gail individually. In accordance with Rule 13d-4, Mr. Gail disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), and (iv) hereof, and Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (iii), (iv) and (v) hereof.
(15)	Comprised of shares held as follows: (i) 475 shares of Common Stock issuable pursuant to warrants beneficially owned by Leonard A. Gail (the spouse of Robin M. Steans) as a trustee of the Robin Steans 1999 Descendants Trust; (ii) 4,700 shares of Common Stock issuable pursuant to warrants beneficially owned by Ms. Steans individually; (iii) 12,500 shares of Common Stock issuable pursuant to warrants held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees; and (iv) 4,675 shares of Common Stock issuable pursuant to warrants beneficially owned by Mr. Gail individually. In accordance with Rule 13d-4, Mr. Gail disclaims beneficial ownership of the shares described in clauses (i), (ii), and (iii) hereof, and Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (iii) and (iv) hereof.
(16)	Comprised of shares held as follows: (i) 68,000 shares of Common Stock beneficially owned by Ms. Heinrich individually; and (ii) 162,000 shares of Common Stock held by Foursquare Investments, LLC of which Ms. Heinrich is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Heinrich disclaims beneficial ownership of the shares described in clause (ii) hereof.
(17)	Comprised of shares held as follows: (i) 15,268 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Heinrich individually; and (ii) 41,225 shares of Common Stock issuable pursuant to Series C Preferred Stock held by Foursquare Investments, LLC of which Ms. Heinrich is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Heinrich disclaims beneficial ownership of the shares described in clause (ii) hereof.
(18)	Comprised solely of shares beneficially owned by Thomas B. Hunter III (the spouse of Maxine M. Hunter) individually. In accordance with Rule 13d-4, Ms. Hunter disclaims beneficial ownership of all such shares described herein.
(19)	Comprised solely of warrants held by the Hunter Family Foundation of which Thomas B. Hunter III and Maxine M. Hunter are two of four co-trustees. In accordance with Rule 13d-4, Mr. and Ms. Hunter disclaim beneficial ownership of all shares of Common Stock issuable pursuant to such warrants described herein.

(20)	Comprised solely of shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Thomas B. Hunter III (the spouse of Maxine M. Hunter) individually. In accordance with Rule 13d-4, Ms. Hunter disclaims beneficial ownership of all such shares described herein.
(21)	Comprised of shares held as follows: (i) 21,875 shares of Common Stock issuable pursuant to warrants beneficially owned by Thomas B. Hunter III (the spouse of Maxine M. Hunter) individually; and (ii) 25,000 shares of Common Stock issuable pursuant to warrants held by the Hunter Family Foundation, over which Thomas B. Hunter III and Maxine Hunter are two of four co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clause (ii) hereof and Ms. Hunter disclaims beneficial ownership of the shares described in clauses (i) and (ii) hereof.
(22)	Comprised of shares held as follows: (i) 85,000 shares of Common Stock beneficially owned by Mr. Hunter individually; and (ii) 120,000 shares of Common Stock held by the Maxine M. Hunter Charitable Lead Annuity Trust, over which Mr. Hunter is one of two co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clause (ii) hereof.
(23)	Comprised of 15,000 shares of Common Stock issuable pursuant to warrants held by the Hunter Family Foundation of which Mr. Hunter is one of four co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described herein.
(24)	Comprised of shares held as follows: (i) 25,000 shares of Common Stock issuable pursuant to warrants held by the Hunter Family Foundation, over which Mr. Hunter is one of four co-trustees; and (ii) 1,250 shares of Common Stock issuable pursuant to warrants beneficially owned by Mr. Hunter individually. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clause (i) hereof.
(25)	Comprised of shares held as follows: (i) 61,000 shares of Common Stock held by Mr. Hunter directly; (ii) 5,000 shares held by Mr. Hunter, as custodian for Willard K. Hunter (the son of Mr. Hunter); and (iii) 120,000 shares of Common Stock held by the Maxine M. Hunter Charitable Lead Annuity Trust, over which Mr. Hunter is one of two co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof.
(26)	Comprised of 25,000 shares of Common Stock issuable pursuant to warrants held by the Hunter Family Foundation, over which Mr. Hunter is one of four co-trustees. In accordance with Rule 13d-4, Mr. Hunter disclaims beneficial ownership of the shares described herein.
(27)	Comprised of 500,000 shares of Common Stock issuable upon exercise of the FIC Warrant over which Jennifer W. Steans (the spouse of Mr. Kastenholz), Heather A. Steans (the spouse of Mr. Smith) and Robin M. Steans (the spouse of Mr. Gail) have shared investment and voting power. In accordance with Rule 13d-4, Messrs. Kastenholz, Smith and Gail disclaim beneficial ownership of the shares described herein.
(28)	Comprised of shares held as follows: (i) 135,000 shares beneficially owned by Harold M. Morrison (the spouse of Adeline S. Morrison) individually; and (ii) 50,000 shares beneficially owned by Ms. Morrison individually. In accordance with Rule 13d-4, Ms. Morrison disclaims beneficial ownership of the shares described in clause (i) hereof and Mr. Morrison disclaims beneficial ownership of the shares described in clause (ii) hereof.
(29)	Comprised solely of shares issuable upon the exercise of warrants held by the Harold M. and Adeline S. Morrison Family Foundation of which Mr. and Ms. Morrison are co-trustees. In accordance with Rule 13d-4, Mr. and Ms. Morrison disclaim beneficial ownership of all shares of Common Stock issuable pursuant to such warrants described herein.
(30)	Comprised solely of shares issuable pursuant to Series C Preferred Stock beneficially owned by Harold M. Morrison (the spouse of Adeline S. Morrison) individually. In accordance with Rule 13d-4, Ms. Morrison disclaims beneficial ownership of all such shares described herein.

(31)	Comprised of shares held as follows: (i) 11,025 shares of Common Stock issuable pursuant to warrants beneficially owned by Harold M. Morrison (the spouse of Adeline S. Morrison) individually; (ii) 6,350 shares of Common Stock issuable pursuant to warrants beneficially owned by Ms. Morrison individually; and (iii) 18,750 shares of Common Stock issuable pursuant to warrants held by the Harold M. and Adeline S. Morrison Family Foundation of which Mr. and Ms. Morrison are co-trustees. In accordance with Rule 13d-4, Mr. Morrison disclaims beneficial ownership of the shares described in clauses (ii) and (iii) hereof, and Ms. Morrison disclaims beneficial ownership of the shares described in clauses (i) and (iii) hereof.
(32)	Comprised of shares held as follows: (i) 200,000 shares of Common Stock beneficially owned by Ms. Morrison individually; and (ii) 162,000 shares of Common Stock held by Foursquare Investments, LLC of which Ms. Morrison is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Morrison disclaims beneficial ownership of the shares described in clause (ii) hereof.
(33)	Comprised of shares held as follows: (i) 38,171 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Morrison individually; and (ii) 41,225 shares of Common Stock issuable pursuant to Series C Preferred Stock held by Foursquare Investments, LLC of which Ms. Morrison is one of four managing members and shares investment and voting power with respect to these shares. In accordance with Rule 13d-4, Ms. Morrison disclaims beneficial ownership of the shares described in clause (ii) hereof.
(34)	Comprised of shares held as follows: (i) 6,000 shares of Common Stock beneficially owned by Leo A. Smith (the spouse of Heather A. Steans) as a trustee of the Heather Steans 1999 Descendants Trust; (ii) 101,160 shares of Common Stock held by PCB Limited Partnership of which Ms. Steans is one of three general partners; (iii) 160,000 shares of Common Stock beneficially owned by Ms. Steans individually; (iv) 170,000 shares of Common Stock beneficially owned by Trilogy Investment Group, LLC of which Ms. Steans is one of three managing members and shares investment and voting power with respect to these shares; and (v) 180,000 shares of Common Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Mr. Smith disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), (iv) and (v) hereof, and Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (ii), (iv), and (v) hereof.
(35)	Comprised of shares held as follows: (i) 21,905 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Leo A. Smith (the spouse of Heather A. Steans) as a trustee of the Heather Steans 1999 Descendants Trust; (ii) 30,536 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by Ms. Steans individually; (iii) 181,188 shares of Common Stock issuable pursuant to Series C Preferred Stock beneficially owned by PCB Limited Partnership; and (iv) 40,716 shares of Common Stock issuable pursuant to Series C Preferred Stock held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Mr. Smith disclaims beneficial ownership of the shares described in clauses (i), (ii), (iii), and (iv), and Ms. Steans disclaims beneficial ownership of the shares described in clauses (i), (iii), and (iv) hereof.
(36)	Comprised of shares held as follows: (i) 475 shares of Common Stock issuable pursuant to warrants beneficially owned by Leo A. Smith (the spouse of Heather A. Steans) as a trustee of the Heather Steans 1999 Descendants Trust; (ii) 9,375 shares of Common Stock issuable pursuant to warrants beneficially owned by Ms. Steans individually; and (iii) 12,500 shares of Common Stock issuable pursuant to warrants held by the Steans 1996 Family Trust, over which Ms. Steans is one of three co-trustees. In accordance with Rule 13d-4, Mr. Smith disclaims the shares described in clauses (i), (ii), and (iii) hereof, and Ms. Steans disclaims beneficial ownership of the shares described in clause (i) and (iii) hereof.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Reporting Person. If, however, the Reporting Persons were considered to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act, the resultant group would be considered to be the beneficial owner of an aggregate of 6,183,507 shares of Common Stock, or approximately 28.2% of the Common Stock outstanding.

Certain employees of FIC and affiliated entities of such persons beneficially own shares of Common Stock and securities which are convertible into shares of Common Stock or otherwise can be exercised into Common Stock. None of the Reporting Persons has or shares voting or investment control over any of such persons or any of such entities or has any agreements with any of such persons or any of such entities with respect thereto, and each of the Reporting Persons disclaims beneficial ownership of such shares.

(c) As described in Items 3 and 4, on March 28, 2011, the Participating Reporting Persons purchased an aggregate 628,640 shares of the Issuer’s Series F Preferred Stock pursuant to a private placement. Pursuant to their terms, shares of such Series F Preferred Stock held by the Participating Reporting Persons converted into 1,571,600 shares of Common Stock upon receiving the approval of the Issuer’s stockholders of such conversion on March 29, 2011. The information provided with respect to the Series F Preferred Stock in Items 3 and 4 is incorporated by reference into this Item 5(c).

Except as described above, no Reporting Person has effected any transaction with respect to any Issuer securities in the past 60 days.

(d) Except as described herein, no one other than the Reporting Persons has the right to receive dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 to the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

In addition to the shares previously reported as pledged by the Reporting Persons pursuant to loan arrangements in the Schedule 13D, certain of the Reporting Persons and entities with which they are affiliated have pledged an additional 780,000 shares of Common Stock received upon the conversion of shares of Series F Preferred Stock, in the aggregate, to secure the repayment of various loan arrangements with each of The Northern Trust Company, UBS Global Asset Management Trust Company and Sun Trust Bank.

Additional shares of Common Stock may be pledged by the Reporting Persons, or entities with which they are affiliated, from time to time under loan arrangements entered into in the future.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

See Exhibit Index appearing following the signature page hereto, which is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: April 6, 2011

	By:	/s/ Harrison I. Steans	By:	/s/ Jennifer W. Steans
	Name:	Harrison I. Steans	Name:	Jennifer W. Steans

	By:	/s/ Charles E. Brinley	By:	/s/ Margot M. Brinley
	Name:	Charles E. Brinley	Name:	Margot M. Brinley

	By:	/s/ Justin W. Daab	By:	/s/ Leonard A. Gail
	Name:	Justin W. Daab	Name:	Leonard A. Gail

	By:	/s/ Amy M. Heinrich	By:	/s/ Benjamin J. Hunter
	Name:	Amy M. Heinrich	Name:	Benjamin J. Hunter

	By:	/s/ Maxine M. Hunter	By:	/s/ Peter M. Hunter
	Name:	Maxine M. Hunter	Name:	Peter M. Hunter

	By:	/s/ Thomas B. Hunter III	By:	/s/ Thomas B. Hunter IV
	Name:	Thomas B. Hunter III	Name:	Thomas B. Hunter IV

	By:	/s/ Thomas R. Hunter	By:	/s/ Tscharner D. Hunter
	Name:	Thomas R. Hunter	Name:	Tscharner D. Hunter

	By:	/s/ Willard M. Hunter	By:	/s/ James P. Kastenholz
	Name:	Willard M. Hunter	Name:	James P. Kastenholz

	By:	/s/ Adeline S. Morrison	By:	/s/ Harold M. Morrison
	Name:	Adeline S. Morrison	Name:	Harold M. Morrison

	By:	/s/ Helen H. Morrison	By:	/s/ Lois L. Morrison
	Name:	Helen H. Morrison	Name:	Lois L. Morrison

	By:	/s/ Leo A. Smith	By:	/s/ Heather A. Steans
	Name:	Leo A. Smith	Name:	Heather A. Steans

	By:	/s/ Robin M. Steans
	Name:	Robin M. Steans

EXHIBIT INDEX

Number	Description

1.	Joint Filing Agreement dated as of April 6, 2011 (filed herewith).

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to the Common Stock, par value $.01 per share, of Taylor Capital Group, Inc. beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

Date: April 6, 2011

	By:	/s/ Harrison I. Steans	By:	/s/ Jennifer W. Steans
	Name:	Harrison I. Steans	Name:	Jennifer W. Steans

	By:	/s/ Charles E. Brinley	By:	/s/ Margot M. Brinley
	Name:	Charles E. Brinley	Name:	Margot M. Brinley

	By:	/s/ Justin W. Daab	By:	/s/ Leonard A. Gail
	Name:	Justin W. Daab	Name:	Leonard A. Gail

	By:	/s/ Amy M. Heinrich	By:	/s/ Benjamin J. Hunter
	Name:	Amy M. Heinrich	Name:	Benjamin J. Hunter

	By:	/s/ Maxine M. Hunter	By:	/s/ Peter M. Hunter
	Name:	Maxine M. Hunter	Name:	Peter M. Hunter

	By:	/s/ Thomas B. Hunter III	By:	/s/ Thomas B. Hunter IV
	Name:	Thomas B. Hunter III	Name:	Thomas B. Hunter IV

	By:	/s/ Thomas R. Hunter	By:	/s/ Tscharner D. Hunter
	Name:	Thomas R. Hunter	Name:	Tscharner D. Hunter

	By:	/s/ Willard M. Hunter	By:	/s/ James P. Kastenholz
	Name:	Willard M. Hunter	Name:	James P. Kastenholz

	By:	/s/ Adeline S. Morrison	By:	/s/ Harold M. Morrison
	Name:	Adeline S. Morrison	Name:	Harold M. Morrison

	By:	/s/ Helen H. Morrison	By:	/s/ Lois L. Morrison
	Name:	Helen H. Morrison	Name:	Lois L. Morrison

	By:	/s/ Leo A. Smith	By:	/s/ Heather A. Steans
	Name:	Leo A. Smith	Name:	Heather A. Steans

	By:	/s/ Robin M. Steans
	Name:	Robin M. Steans